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                                                                   EXHIBIT 99.10

August 20, 1997


Michael M. Markow
15760 Ventura Boulevard, Suite 1020
Encino, CA 91436

Re. Billing and Payments in Kind

Dear Michael:

This is to confirm that you have agreed to accept up to 200,000 shares of unrestricted, tradable common stock of Vitafort International Corporation is payment on account of Vitafort for agreed services rendered on our behalf by you and your firm, Worldwide Corporate Finance, as provided hereinafter:

1. Vitafort has issued to you an option to purchase up to 200,000 shares of common stock at a purchase price of $1.00 per share, exerciseable for a period of one year from the date hereof (the "Option").

2. You have agreed to perform certain investor relations consulting services for the company, in exchange for which Vitafort agrees to compensate you as provided hereinafter.

3. You shall submit invoices to the company on a monthly basis, stating the nature of the services rendered and the amount due from Vitafort on account thereof. Concurrently therewith, you shall submit a request to partially exercise the Option for that number of shares which if then sold at the prevailing market price, would cover the dollar amount of your invoice, e.g., if the charges invoiced were $30,000, and the prevailing market price were then $1.50, your request to exercise the Option would be for 20,000 shares.

4. Upon receipt and approval of each such invoice, Vitafort will issue shares in accordance with your exercise request, in lieu of (a) requiring cash from you to exercise the Option, and (b) paying cash to you in satisfaction of the approved invoice amount.

5. You shall have the option to dispose of any shares so acquired in the open market, in an order manner, during the ensuing 30 days from the date of issue.

6. The net proceeds received from such sale shall be considered as payment for the account of Vitafort and shall be applied against the approved invoiced amount as provided for above. Net proceeds is defined as the sale price of the securities less the sales commission cost and sundry fees charged by the applicable stock broker (estimated not to exceed 6% of the gross sales price).

7. You may elect, at your sole discretion, to keep the shares of stock beyond such 30 day period, and in such event, you shall post a credit to the account of Vitafort in an amount equal to the closing bid price as of the date of issue less 5% for transaction costs. The date of issue shall be defined as the date of the transmittal letter to from Vitafort sending the securities to you. Thereafter, Vitafort shall have no interest in any of the proceeds from sale of such shares, and you shall hold harmless Vitafort for any decline in the market price of such securities.

8. If the shares are sold during such 30 day period, and the net sales proceeds therefrom are not sufficient to cover the approved invoice amount, Vitafort shall permit additional cashless partial exercises of the Option in order to satisfy the full approved invoice amount, and any excess cash received by you as a result thereof shall be applied as a credit to Vitafort against future invoices.
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All subsequent invoices shall include notations and supporting documentation, such as broker confirmations, pertaining to the net sales proceeds to be applied to the account of Vitafort as a result of the sales of the securities during the period since the last billing.

If the foregoing clearly and explicitly sets forth the mutual understanding between you and Vitafort, please sign both of the copies of this document which are enclosed, and return one such executed copy to the undersigned. Upon receipt of the same, we will arrange for the appropriate documentation to be effectuated which will permit the issuance of the shares as provided hereinabove, and upon exercise of the Option as specified herein, will issue such shares in accordance with the company's certificate of incorporation and bylaws, and applicable securities laws and regulations.

Sincerely,

VITAFORT INTERNATIONAL CORPORATION



By:
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     Jack B. Spencer
     Chief Operating Officer
     Chief Financial Officer

ACCEPTED AND AGREED TO:


      /s/ Michael M. Markow
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        Michael M. Markow

Telephone Number:
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Date:
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